

SECU 16003206

SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 25 2016

Washington DC
409

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SEC FILE NUMBER
8-68956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive, Ste 23
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781)780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

3/2/16

OATH OR AFFIRMATION

I, Matthew Walley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KELLY M BAUER
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 31, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, LLC:

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, LLC (the Company) as of December 31, 2015, and the related statements of operations, member's equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle Investment Management Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 17, 2016

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	2,634,525
Due from related party		2,035,204
Prepaid expenses		98,140
Total assets	$	4,767,869
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses	$	447,736
Employee commissions payable		231,662
Accounts payable		1,017,312
Due to Parent Company		476,733
Total liabilities		2,173,443
Member's equity		2,594,426
Total liabilities and member's equity	$	4,767,869

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C

Statement of Operations

Year ended December 31, 2015

Revenue:		
Commission fees	$	5,965,752
Reimbursable fees		2,904,117
Total revenue	$	8,869,869
Expenses:		
Employee commissions expense		2,190,607
Selling expense		5,172,584
Travel and entertainment expense		1,727,131
Business license/fees		146,347
Legal expense		254,127
Audit expense		114,250
Promotional expense		611,924
Other expense		470,739
Total expenses		10,687,709
Net loss	$	(1,817,840)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

Year ended December 31, 2015

	Member units	Member's equity
Balances at January 1, 2015	500	$ 3,305,255
Net loss	—	(1,817,840)
Contribution	—	1,907,011
Distributions	—	(800,000)
Balances at December 31, 2015	500	$ 2,594,426

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(1,817,840)
Reconciliation of net loss to net cash used in operating activities:		
Decrease in prepaid expenses		5,613
Increase in due from related party		(871,098)
Decrease in employee commissions payable		(38,517)
Increase in accounts payable		558,933
Increase in accrued expenses		287,687
Net cash used in operating activities	$	(1,875,222)
Cash flows from financing activity		
Distributions	$	(800,000)
Decrease in due to Parent Company		(577,774)
Cash flows used in financing activity	$	(1,377,774)
Net decrease in cash		(3,252,996)
Cash, January 1, 2015		5,887,521
Cash, December 31, 2015	$	2,634,525
Non-cash financing activities:		
Conversion of due to Parent Company to equity		1,907,011

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C. (the Company), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states. On December 20, 2011, the Company's FINRA membership was approved. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities.

The Company is the Dealer Manager for the following offerings of Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company. On October 1, 2012, JLLIPT Registration Statement on Form S-11 (Commission File No. 333-177963) was declared effective by the SEC with respect to a continuous public offering of up to $3,000,000,000 in any combination of Class A and Class M shares of common stock, the initial public offering. On January 15, 2015, JLLIPT terminated the initial public offering. On January 16, 2015, JLLIPT commenced a follow-on offering (Commission File No. 333-196886) of up to $2,700,000,000 in any combination of Class A, Class M, Class A-I and Class M-I shares of common stock. As a result of the follow-on offering, the Company entered into a new Dealer Manager Agreement with JLLIPT. On January 15, 2015, JLLIPT terminated a private offering of up to $400,000,000 in any combination of Class A-I, Class M-I and Class D shares of common stock. On March 3, 2015, JLLIPT began a new private offering of up to $350,000,000 of Class D shares of common stock.

Historically and for the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses. As of December 31, 2015, the Company was obligated to the Parent and its affiliate organizations for certain loans/advance amounts recorded on the books and records of the Company. The Parent will not require the repayment of these loans/advances that the Parent or its affiliates may provide to the Company during 2016, until subsequent to January 1, 2017.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) ***Limitation on Withdrawal of Equity Capital***

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) ***Commission Fees***

Commission fees are earned in connection with the marketing of investment programs. Commissions are based upon a percentage of a third-party investment in the related investment program. These commissions are earned and realizable and the related selling expense is incurred at the time the third-party investment is accepted by the offering party.

(d) ***Reimbursable Fees***

Reimbursable fees are comprised of expenses incurred on behalf of and reimbursable by JLLIPT based on the Dealer Manager Agreement. The Company follows ASC Topic 605-45, Principal and Agent Considerations, when accounting for reimbursements from clients.

(e) ***Employee Commissions Expense***

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(3) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2015.

The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements. The Company has disclosed a pro forma tax benefit as though the Company filed a separate tax return for purposes of its Parent Company reporting. For the year ended December 31, 2015, the income tax benefit of $720,830 was computed by applying an estimated tax rate of 40%. The Company has generated a deferred tax asset of $1,041,504 as of December 31, 2015 to be utilized by its Parent Company related to net operating loss carryforwards. Any valuation allowance for this deferred tax asset is determined by the Parent Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $5,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as

defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had a net capital and net capital requirements of $1,478,394 and $144,896, respectively. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was approximately 1.47 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $5,481,007 during 2015. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations.

During 2015, the Company distributed $800,000 to the Parent Company. Additionally, the Parent Company converted debt to equity in the amount of $1,907,011, which was recorded as a contribution in the statement of member's equity and disclosed as a non-cash financing activity on the statement of cash flows.

JLLIPT has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company earns selling commissions on JLLIPT Class A shares of up to 3.5% of the net asset value per Class A share on the date of purchase. On January 16, 2015, JLLIPT removed the distribution fee from Class A shares and increased the dealer manager fee by the same amount. The Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 1.05% of the net asset value per share for JLLIPT Class A shares outstanding.

The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on JLLIPT Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class A-I share.

No selling commissions are received in connection with the sale of any Class M-I shares. The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.05% of the net asset value for each Class M-I share.

The Company will earn selling commissions on JLLIPT Class D shares of up to 1.0% of the net asset value per Class D share on the date of purchase. No dealer manager fees are earned on Class D shares.

Selling commissions are received from JLLIPT on a weekly basis. The dealer manager fee is received from JLLIPT quarterly.

The dealer manager fee to be received by the Company is limited based on the total underwriting compensation paid by JLLIPT. The Company recorded total revenue earned associated with this agreement of $5,965,752 for the year ended December 31, 2015 which is included in commission fees in the statement of operations. As of December 31, 2015, the Company recorded a due from related party of $1,235,167. Pursuant to this participating broker-dealer arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. The Company recorded total selling expense of $5,172,584 for the year ended December 31, 2015. As of December 31, 2015, the Company recorded accounts payable, related to these selling expenses, of $1,017,312.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. For the year ended December 31, 2015, the Company recorded reimbursable fees of $2,904,117. As of December 31, 2015, the Company recorded due from related party of $800,037.

(7) Subsequent Events

Subsequent to December 31, 2015 and through February 17, 2016 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

*****

Schedule I

LASALLE INVESTMENT MANAGEMENT DISTIBUTORS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Total member's equity qualified for net capital	$	2,594,426
Deductions/charges:		
Non-allowable assets:		
Due from related party		1,017,892
Prepaid expenses		98,140
Total non-allowable assets		1,116,032
Net capital before haircuts on securities positions		1,478,394
Haircuts on securities		—
Net capital		1,478,394
Aggregate indebtedness		
Items included in consolidated statement of financial condition		
Accrued expenses		447,736
Employee commissions payable		231,662
Accounts payable		1,017,312
Due to Parent Company		476,733
Total aggregate indebtedness		2,173,443
Ratio: Aggregate indebtedness to net capital		1.47 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $5,000)		144,896
Net capital in excess of minimum requirement	$	1,333,498

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015 filed on January 20, 2016 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Part IIA of Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commissions

December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2015.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2015.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
LaSalle Investment Management Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by LaSalle Investment Management Distributors, L.L.C. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

Check date	Amount	Cash disbursement record
July 23, 2015	$ 5,573	Agreed to cleared check copy

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1142*********************ALL FOR AADC 606
068656 FINRA DEC
LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS LLC
333 W WACKER DR 23RD FL
CHICAGO IL 60606-1220

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eote C Dorfman

2. A. General Assessment (item 2e from page 2) $ 1983

B. Less payment made with SIPC-6 filed (exclude interest) (5,573)

7-23-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (3,590)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(3,590)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Φ

H. Overpayment carried forward $(3590)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ______ day of ______________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,869,871

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 5,172,584

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Expense reimbursment income 2904,117

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 8,076,701

2d. SIPC Net Operating Revenues $ 793,170

2e. General Assessment @ .0025 $ 1,983

(to page 1, line 2.A.)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions (the Exemption Report), in which (1) LaSalle Investment Management Distributors, L.L.C. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 17, 2016


LaSalle
Investment Management

LaSalle Investment Management Distributors, LLC
333 West Wacker Drive, Suite 2300, Chicago Illinois 60606
tel +1 312 897 4000

Assertions Regarding Exemption Provisions

We, as members of management of LaSalle Investment Management Distributors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

LaSalle Investment Management Distributors, LLC

By: 

Matthew Walley - President
(Name and Title)

February 8, 2016
(Date)

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)